UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated August 5, 2014: Ocean Rig UDW Inc. Reports Financial And Operating Results For The Second Quarter 2014

                                                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: August 5, 2014	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE SECOND QUARTER 2014

August 5, 2014, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ:ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services today announced its unaudited financial and operating results for the second quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights

➢

For the second quarter of 2014, the Company reported a net income of $69.6 million, or $0.53 basic and diluted earnings per share.

➢

The Company reported Adjusted EBITDA of $231.8 million for the second quarter of 2014, as compared to $115.8 million for the second quarter of 2013.(1)

Recent Highlights

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On July 25, 2014, the Company entered into a $1.3 billion Senior Secured Term Loan B facility to refinance the $1.35 billion Senior Secured Credit Facility, which had a balance of approximately $1.3 billion on that date. Consequently, an amount of $75 million which was previously restricted under the $1.35 billion facility was released to the Company.  The new Term Loan B facility is secured primarily by first priority mortgages on the drillships, Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena, bears interest at LIBOR plus a margin, and matures on July 25, 2021.

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On July 21, 2014, the Company announced that its Board of Directors declared a quarterly cash dividend with respect to the quarter ended June 30, 2014 of $0.19 per common share, to shareholders of record as of August 1, 2014 and payable on or about August 11, 2014.

-

On June 7, 2014, the Ocean Rig Athena commenced drilling operations under the three year contract for drilling offshore Angola with ConocoPhillips.

-

On June 3, 2014, the Company signed definitive documentation, following the previously announced contract award, for the 6 year contract for drilling operations offshore Angola for its ultra deepwater drillship the Ocean Rig Skyros, with Total E&P Angola Block 32. The contract is expected to commence in the third quarter of 2015 and has an estimated backlog of $1.3 billion.

-

On June 3, 2014, the Company signed a drilling contract for one of its semi-submersible drilling rigs, the Eirik Raude. The drilling contract is for a minimum six-well program, with an estimated duration of about 260 days, for drilling offshore the Falkland Islands, with an estimated backlog of approximately $164 million. The rig is scheduled to commence drilling operations during the first quarter of 2015.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“We are very pleased with our operating performance which is a testament to the superior operating results associated with modern assets and the collective efforts of our operating team.  During the second quarter of 2014, our fleet operated at 96.3% utilization which is in line with our operating performance in 2013 as well as that of our fleet, excluding the Ocean Rig Mylos, during the first quarter of 2014. In addition, on June 7th the Ocean Rig Athena successfully completed acceptance testing and commenced drilling operations under the ConocoPhillips contract in Angola.

“During the second quarter, and as previously announced, we signed final documentation with Total for the 6 year contract for the Ocean Rig Skyros securing employment for the drillship until the third quarter of 2021. In addition we signed a minimum 6 well program with Premier Oil for drilling offshore the Falkland Islands for the Eirik Raude.  With the addition of this contract we are in a very comfortable position with 100% and 72% of our calendar days under contract in 2014 and 2015 respectively.

“We continue to focus on implementing our value creation initiatives and I am pleased to report that for the second consecutive quarter, our Board of Directors declared a quarterly cash dividend of $0.19 per share to our shareholders, with respect to operations during the second quarter of 2014.

“During the third quarter of 2014, we successfully completed the refinancing of the $1.35 billion Senior Secured Credit Facility with our new $1.3 billion Senior Secured Term Loan B facility. This new Term Loan B facility matures in the third quarter of 2021 and, among other things, includes provisions that allow the creation of a Master Limited Partnership subsidiary.

“We continue to see some softness in the market as several units are coming off contract and certain uncontracted newbuilds are being delivered. As a result, we have seen the first signs of attrition of older units which are coming off contract and in some cases swapped out of existing contracts and replaced by newer units.  As the forward contract coverage for older units is in steep decline, we believe that stacking of obsolete drilling assets will increase considerably in the coming months. We remain confident that the underlying demand for drilling in the deep water areas will result in a strong market for premium drilling assets.”

Financial Review: 2014 Second Quarter

The Company recorded a net income of $69.6 million, or $0.53 basic and diluted earnings per share, for the three-month period ended June 30, 2014, as compared to a net income of $38.8 million, or $0.29 basic and diluted earnings per share, for the three-month period ended June 30, 2013. Adjusted EBITDA(1) was $231.8 million for the second quarter of 2014, as compared to $115.8 million for the same period in 2013.

Revenues from drilling contracts increased by $181.6 million to $441.4 million for the three-month period ended June 30, 2014, as compared to $259.8 million for the same period in 2013.

Drilling rigs and drillships’ operating expenses increased to $183.1 million and total depreciation and amortization increased to $81.4 million for the three-month period ended June 30, 2014, from $117.0 million and $55.6 million, respectively, for the three-month period ended June 30, 2013. Total general and administrative expenses increased to $28.0 million in the second quarter of 2014 from $23.5 million during the same period in 2013.

Interest and finance costs, net of interest income, amounted to $57.7 million for the three-month period ended June 30, 2014, compared to $30.4 million for the three-month period ended June 30, 2013.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

Fleet List

The table below describes our fleet profile and drilling contract backlog as of July 31, 2014:

Drilling Rigs / Drillships:

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q2 – 16	Operating Area Norway	Backlog ($m) $340
Eirik Raude	2002	Q4 – 14	South Africa, Ivory Coast	$72
		Q3 – 15	Falkland Islands	$164
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$133
Ocean Rig Olympia	2011	Q3 – 15	Angola	$225
Ocean Rig Poseidon	2011	Q2 – 16	Angola	$476
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$106
Ocean Rig Mylos	2013	Q4 – 16	Brazil	$531
Ocean Rig Skyros	2013	Q4 – 14	Angola	$71
		Q3 – 21	Angola	$1,298
Ocean Rig Athena	2014	Q2 – 17	Angola	$686
Newbuildings
Ocean Rig Apollo	Jan. 2015	Q1 – 18	Congo	$681
Ocean Rig Santorini	Jun. 2016	N/A	N/A	N/A
Ocean Rig TBN#1	Feb. 2017	N/A	N/A	N/A
Ocean Rig TBN#2	Jun. 2017	N/A	N/A	N/A
Total				$4.8 billion

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2014	2013	2014

REVENUES:
Revenues from drilling contracts	$259,835	$441,433	$506,279	$802,197

EXPENSES:
Drilling rig operating expenses	116,981	183,089	237,740	334,604
Depreciation and amortization	55,560	81,395	108,967	158,091
General and administrative expenses	23,522	27,980	46,068	63,405
Legal settlements and other, net	6,000	(17)	6,000	1,588

Operating income	57,772	148,986	107,504	244,509

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(30,367)	(57,661)	(61,736)	(143,756)
Gain/(loss) on interest rate swaps	19,273	(7,972)	19,871	(10,167)
Other, net	2,488	1,379	4,074	1,397
Income taxes	(10,411)	(15,142)	(24,575)	(23,933)
Total other expenses, net	(19,017)	(79,396)	(62,366)	(176,459)

Net income	$38,755	$69,590	$45,138	$68,050

Earnings per common share, basic and diluted	$0.29	$0.53	$0.34	$0.51
Weighted average number of shares, basic and diluted	131,711,928	131,830,175	131,705,782	131,837,490

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2013	June 30, 2014

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$659,028	$536,035
Other current assets	400,689	514,991
Advances for drillships under construction and related costs	662,313	561,878
Drilling rigs, drillships, machinery and equipment, net	5,777,025	6,366,301
Other non-current assets	121,395	138,614
Total assets	7,620,450	8,117,819

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	3,993,236	4,397,432
Total other liabilities	647,371	695,160
Total stockholders’ equity	2,979,843	3,025,227
Total liabilities and stockholders’ equity	$7,620,450	$8,117,819

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2014	2013	2014
Net income	$38,755	$69,590	$45,138	$68,050

Add: Net interest expense	30,367	57,661	61,736	143,756
Add: Depreciation and amortization	55,560	81,395	108,967	158,091
Add: Income taxes	10,411	15,142	24,575	23,933
Add: Loss/ (Gain) on interest rate swaps	(19,273)	7,972	(19,871)	10,167
Adjusted EBITDA	$115,820	$231,760	$220,545	$403,997

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson is currently drilling offshore Norway under our three-year contract with Rig Management Norway. During the second quarter of 2014, the unit achieved utilization of 97.3%.

Eirik Raude

The Eirik Raude is currently drilling offshore South Africa under our contract with Lukoil, which is expected to end in December of 2014. During the second quarter of 2014, the unit achieved utilization of 100%. Following the completion of the Lukoil contract, the Eirik Raude is scheduled to commence mobilization from West Africa to the Falkland Islands to commence a minimum six well contract with Premier Oil. The drilling unit is expected to commence drilling operation under our Premier Oil contract in the first quarter of 2015.

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2013	Six Months ended June 30, 2014
(Dollars in thousands)
Total assets…………………………………	$ 1,366,349	$1,263,351
Total debt, net of financing fees………..	(784,485)	(786,306)
Shareholders equity………………………	(458,298)	(360,593)
Total cash and cash equivalents……….…	$ 87,007	$4,866

	Six Months ended June 30, 2013	Six Months ended June 30, 2014
(Dollars in thousands)
Total revenue………………………………	$ 169,121	$212,720
EBITDA..……………………….…………	$ 83,858	$118,574

EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Six Months Ended June 30,
	2013	2014
Net Income	$29,829	$59,635
Add: Net interest expense	16,214	18,089
Add: Depreciation and amortization	35,044	39,797
Add: Income taxes	2,771	1,053
EBITDA	$83,858	$118,574

8

 Conference Call and Webcast: August 6, 2014

As announced, the Company’s management team will host a conference call, on Wednesday, August 6, 2014 at 8:00 a.m. Eastern Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig"

A replay of the conference call will be available until August 13, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean- rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to the Company during 2015, 1 of which is scheduled to be delivered to the Company during 2016 and 2 of which are scheduled to be delivered during 2017.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward- looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, may of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York) Tel. 212-661-7566

E-mail: oceanrig@capitallink.com